INVESTOR DECK



EXECUTIVE SUMMARY

COMPANY

Maison Marcel is a Delaware C-Corp founded in March 2015 by Albert Dahan.
The company is based in NYC and was launched in March 2016

MISSION

Become the rosé brand of choice for multicultural consumers

PRODUCT

Maison Marcel is a unique semi-sweet rosé made in Aix-en-Provence by a top winemaker
SRP $14.99/17.99
Our goal is to extend our product line to other SKUs, potentially sparkling and dry rosé

STRATEGY

We will continue to drive sales and traction in both the on and the off-premise channels

In the off-premise, our sampling strategy will be intensified and scaled up as our in-store "taste-to-buy" conversion rate is high and has proved itself a winning strategy

In the on-premise, staff contests will be run at a larger scale. We will keep on pushing the Piscine (rosé on ice), and the product's versatility for cocktails and sangria as well as cater to sweeter wine drinkers

THE MARKET

Rosé in the US is now a **3M case market**

with imported wines leading the category

GROWTH OF IMPORTED ROSÉ SALES IN THE US



PROVENCE ROSÉ EXPORTS TO THE U.S.



Millions of liters of wine

Source: Nielsen

THE SWEETNESS GAP

We have identified a white space for a premium branded French rosé with a sweeter and distinctive flavor profile

Premium branded rosé space



$$$

$

DRY   SEMI-SWEET   SWEET

TARGET DEMOGRAPHIC

In-store tastings, sponsored and mega-consumer events have lead us to pour over **20,000 consumers** and allowed us to meet our core demographic

Multicultural



Multicultural consumers are the fastest growing segment of the population and the growth engine of the future in the U.S.

- Over **120 million**
- increasing by **2.3 million per year**
- 38% of the U.S. population

Source: Nielsen

COMPETITIVE ENVIRONMENT

There are only 2 wine brands targeting the multicultural demographic



Bartenura Moscato

400k cases sold in 2015

Est. revenue: $32M

Pro: Cult like following

Con : High sugar content



Luc Belaire Sparkling Rosé

160k cases sold in 2015

Est. revenue: $35M

Pro: Celebrity endorsement

Con: Higher price point

OUR ROSÉ

Crafted with Love in
Aix-en-Provence

Vibrant tasting notes of white peach,
litchi and elderflower



Perfectly balanced with
a touch of Black Muscat

6 times less sugar than a Moscato

Maison Marcel can be the rosé of multicultural consumers

GO-TO MARKET STRATEGY

Our focus is to build strong distribution

I. Distributor support

Incentive programs
(Extra fee per-case)
Depletion allowance
(bill backs)

II. Retail support

OFF-PREMISE
Maximize in-store tastings

ON-PREMISE
Staff contests
Brunch positioning
Focus on specific Cuisine types:
Southern inspired, Chicken & Waffle,
BBQ, Thai, etc

Local brand ambassadors hire

III. Social media & PR

Instagram content
Influencer programs
PR stunts

STRATEGY FOCUS: TASTINGS

TASTINGS IS THE ULTIMATE GROWTH ACCELERATOR STRATEGY

Over 60 tastings have been conducted in NYC which led to traction and repeat orders.
Our plan for 2017 is to conduct 1,000+ tastings.

CONSUMER PURCHASE

*In-store conversion rate
over 60%*

CONSUMER TRIAL



PRODUCT ADOPTION



STORE DEPLETION

average of 4 reorder per store

MILESTONES

2016	2017/2018	2019/2020
Self-distribution launch	**Wholesaler partnerships**	**National expansion**
Proof of concept and traction	Large distributors	Focus on large retail chains
Maximized in-store tastings and event sponsorship for brand awareness	Extend to 6 new markets in 2017 and 12 markets in 2018	National sales director
	Sparkling and dry SKU	Local Brand Ambassador
Distribution agreement in Texas	Regional sales managers hire	Multiple # of SKU
RESULTS	**GOALS**	**GOALS**
1500 cases sold by end of 2016 **Interest from large wholesalers** **Amongst top wine brands on Social Media**	**5,000/18,800 cases** **1,000 tastings** **PR Campaign**	**31,500/72,000 cases** **Roll out in 16 then 30 states**

TRACTION & AWARDS

20k+

consumer poured

1500

cases sold by the end of 2016
through self-distribution

$100

Gross revenue as of Sep 1st





20 Kroger stores
in Texas

VOTED #1 WINE TWICE AT



2016
BY 6,000+ CONSUMERS!

SOCIAL MEDIA

Maison Marcel is one of the top rosé brands on Instagram with 28k+ followers






drinkmarcel
162
posts
28.4K
followers
2,092
following
CONTACT
Edit Profile
Maison Marcel
Wine/Spirits
There's rosé, and then there's Marcel. Must be +21 to follow. Available on Fresh Direct, drinkmarcel.com and selected stores!
bit.ly/2bW5QMH
833 broadway, New York, New York
"I don't even believe myself when I say I'll be ready in five minutes"
"All I care about is pasta and like three people"
"After reviewing all my other options, we should totally hang out tonight"





TEAM



Eric Saignes
Technical director

After spending 15 years in the region of Cognac with the prestigious Maison Laubade and Chasse-Spleen, this senior winemaker and Maitre de chaix won the 2013 gold medal for best rosé with Chateau Font DuBroc. His extensive technical knowledge and vast network of producers make Eric the ideal liaison with the Motherland.



Simon Giuliani
Co-founder/COO

Fresh out of College with two degrees in the US ans in France, Simon is an entrepreneur in the making. With experience in event management, graphic design and business development, together with a good understanding of the wine industry through his involvement in the family business.



Albert Dahan
Founder/CEO

Albert is a serial entrepreneur at the crossroads of innovation and niche markets in various industries and regions. He grew his previous fashion business from scratch to $2,5M in less than 18 months.
Albert's skill set is business development, to combine talented teams to bring ideas to life with a result-driven approach.



Matthew Rodwick
Strategic Advisor

Director of Sales at Southern Glazer's Wine & Spirits for The Wine Group.
Having Matt's comprehensive analysis and expertise of the market coupled with his vast industry network is a tremendous asset for the company.



Vincent Biscaye
Financial Advisor

High-performing team leader and entrepreneur at heart, with background of 10+ years in financial services (Commodity Derivatives Trading) and 2+ years in Food & Beverage startups (Partner and CFO of a NY Based Organic beverage company). After a successful career in commodity trading, moved to a local juice operation and helped doubled its sales, store count and staff in 1.5 years.

APPENDIX

U.S. MULTICULTURAL CONSUMERS ARE 120 MILLION STRONG



YEAR
2,303,185
EVERY
YEAR

MONTH
191,932
EVERY
MONTH

DAY
6,310
EVERY
DAY

TIME
263
EVERY
HOUR



MULTICULTURAL AMERICANS ARE A LARGE, YOUNG, AND GROWING SEGMENT

MULTICULTURAL GROWTH IS A PRODUCT OF BOTH IMMIGRATION AND BIRTH RATES

PRESS & PARTNERSHIP

























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METRO NYC DRINKS 20% OF ALL ROSÉ IMPORTED

MIAMI DRINKS 15% OF ALL ROSÉ IMPORTED

AMERICA DRINKS 13% OF THE WORLD'S ROSÉ, SECOND TO FRANCE!

ROSÉ CONSUMED...

 55% - WOMEN

 45% - MEN

Source: Revue Vinicole Internationale

THE COUNTRIES THAT DRINK THE MOST ROSÉ

VINEPAIR


MILLIONS OF LITERS OF STILL ROSÉ WINE
2013 - NOT PER CAPITA
#3: 188.1
#1: 516.6
#2: 279.4
KEY
NO DATA
0.1 - 0.9
1 - 1.9
2 - 4.9
5 - 9.9
10 - 19.9
20 - 99.9
100 - 149.9
150 - 299.9
300+
MILLIONS OF LITERS CONSUMED
France 516.6
U.S.A. 279.4
U.K. 188.1
Italy 182.4
Germany 147.7
Spain 145.5
Netherlands 58.9
China 58.6
Russia 43.1
Belgium 40

MAP: VINEPAIR | DATA: EUROMONITOR INTERNATIONAL | VINEPAIR.COM | DELIGHTFUL DROPS OF DRINKING KNOWLEDGE